Bingham McCutchen LLP

One Federal Street

Boston, MA 02110

November 20, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Partners Income Trust

(Filing relates solely to Western Asset Global Strategic Income Fund, Western Asset High Income Fund and Western Asset Municipal Income Fund)

(File Nos. 2-96408 and 811-04254)

Ladies and Gentlemen:

On behalf of Legg Mason Partners Income Trust, a Maryland statutory trust (the “Trust”), we are hereby filing Post-Effective Amendment No. 207 to the registration statement for the Trust (the “Amendment”), relating to Western Asset Global Strategic Income Fund, Western Asset High Income Fund and Western Asset Municipal High Income Fund (each, a “Fund” and, collectively, the “Funds”) on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”).

The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act, and is to be effective on November 28, 2012 for the purpose of including the financial statements of each Fund and for making various other related changes, none of which renders the Amendment ineligible to become effective pursuant to paragraph (b) of Rule 485.

The Trust also notes that it received comments from Ms. Valerie Lithotomos of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Post-Effective Amendment No. 205 to the Trust’s registration statement on Form N-1A relating to Western Asset Global Strategic Income Fund filed on September 21, 2012. Following is a summary of the comments received from Ms. Lithotomos and the Trust’s responses on behalf of such Fund.

1. Comment: Under the heading “Fees and expenses of the fund,” please note that the “Fee table” and “Example” numbers are incomplete. Please consider including this information in the Rule 485(a) filing.

Response: In accordance with procedures previously discussed with the Staff, the Trust has filed the “Fee table” and “Example” numbers in a supplemental correspondence filing dated as of November 6, 2012.

2. Comment: The Staff notes that the Fund has changed its name to include the term “Global”. The Prospectus currently states that under normal circumstances, the Fund will be invested in at least three countries (one of which may be the United States) and will invest at least 35% of its assets in foreign securities. Please consider whether it would be appropriate to require the Fund to invest at least 40% of its assets in foreign securities. However, please note that the 40% minimum is a suggestion by the Staff and that the SEC does not currently mandate any particular percentage of assets to be invested in foreign securities.

Response: The Trust notes the Staff’s suggestion. The Trust respectfully submits that the current disclosure is appropriate and describes how the Fund currently intends to invest its assets in investments that are tied economically to a number of countries throughout the world.

3. Comment: The Prospectus contains a risk factor entitled “Market and interest rate risk” under the heading “Certain risks.” This risk factor contains disclosure relating to risks relating to investments in non-U.S. markets. Please confirm that the Prospectus includes a separate risk relating to foreign securities and emerging markets.

Response: The Trust confirms that the Prospectus contains separate risk factors entitled “Foreign investments and emerging markets risk” and “Currency risk”, each under the heading “Certain risks”.

4. Comment: The Prospectus contains a risk factor entitled “Portfolio selection risk” under the heading “Certain risks.” The risk factor states the following:

The value of your investment may decrease if the portfolio managers’ judgment about the quality, relative yield, value or market trends affecting a particular security, industry or sector, or about interest rates, is incorrect.

Please consider adding language to this section or elsewhere in the Prospectus indicating that an investor may lose its entire investment in the Fund.

Response: The Trust notes that the Prospectus, in the first paragraph under the heading “Certain risks”, contains the following disclosure regarding risk of loss.

Risk is inherent in all investing. There is no assurance that the fund will meet its investment objective. The value of your investment in the fund, as well as the amount of return you receive on your investment, may fluctuate significantly. You may lose part or all of your investment in the fund or your investment may not perform as well as other similar investments. The following is a summary description of certain risks of investing in the fund.

The Trust respectfully submits that this language addresses the concerns raised by the Staff.

5. Comment: Please confirm that the bar chart graphic included under the heading “Performance” will appear in accordance with the Trust’s standard form.

Response: The Trust confirms that the bar chart graphic included under the heading “Performance” will appear in accordance with the Trust’s standard form.

6. Comment: The Staff notes that effective September 1, 2012, the Global Strategic Income Fund changed its performance benchmark from the Barclays U.S. Aggregate Index to the Barclays U.S. Universal Index. Please confirm that the Barclays U.S. Universal Index has been in existence for at least 10 years. If not, please note that the Staff does not believe it should be the primary index used by the Fund for comparative purposes.

Response: The Trust confirms that the Barclays Universal Index has been in existence for at least 10 years. Please note, however, the Trust’s response should not be understood to suggest that the Trust agrees with the proposition that the Fund’s benchmark index must have been in existence for at least 10 years in order to serve as the Fund’s primary index for comparative purposes. The Trust believes that, while length of existence is a factor to be considered when determining the appropriateness of an index for comparative purposes, ultimately the decision as to whether a particular index is an appropriate benchmark for a fund should be determined by the Fund’s investment adviser under the oversight of the Fund’s Board of Trustees.

7. Comment: The Prospectus and the Statement of Additional Information contain fulsome disclosure relating to the use of derivatives. Please confirm whether this disclosure reflects the subadviser’s current intentions relating to the use of derivatives.

Response: The Trust has made certain revisions to the derivatives disclosure in the Prospectus and the Statement of Additional Information as set forth in the Amendment. The Trust confirms that this disclosure reflects the subadviser’s current intentions relating to the use of derivatives.

Additionally, the Registrant is furnishing a “Tandy” representation letter as Exhibit A hereto. Please contact the undersigned at 617-951-8029 or Barry Hurwitz at 617-951-8267 with any questions or comments relating to the filing.

Sincerely,

/s/ Michelle R. Cirillo
Michelle R. Cirillo

Exhibit A

Legg Mason Partners Income Trust

55 Water Street

New York, NY 10041

November 20, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Partners Income Trust (the “Trust”) (filing relating to Western Asset Global Strategic Income Fund (File Nos. 2-96408, 811-4254))

Ladies and Gentlemen:

In connection with review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Post-Effective Amendment No. 205 filed by Legg Mason Partners Income Trust on September 21, 2012, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason Income Partners Income Trust

By:	/s/ Rosemary D. Emmens
Name: Rosemary D. Emmens
Title: Assistant Secretary